Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482ad


Fundrise
Sponsored
No rent chasing.
No repairs.
Just real estate.
Start investing
with as little as $10
FUNDRISE
FLAGSHIP FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Fundrise
Sponsored
No rent chasing.
No repairs.
Just real estate.
Start investing
with as little as $10
FUNDRISE
FLAGSHIP FUND


Fundrise
Sponsored
No rent chasing.
No repairs.
Just real estate.
Start investing
with as little as $10
FUNDRISE
FLAGSHIP FUND


Fundrise
Sponsored
No rent chasing.
No repairs.
Just real estate.
Start investing
with as little as $10
FUNDRISE
FLAGSHIP FUND



Fundrise
Sponsored

Invest in $1.2 billion of real estate

📊 **7.5% annual return in 2024**

📅 Penalty-free, quarterly redemptions*

💰 $10 minimum investment

FUNDRISE
FLAGSHIP FUND

Net value of the fund's assets less its liabilities as of 06/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing.



Fundrise
Sponsored

Invest in $1.2 billion of real estate

📊 **7.5% annual return in 2024**

📅 Penalty-free, quarterly redemptions*

💰 $10 minimum investment

FUNDRISE
FLAGSHIP FUND

Net value of the fund's assets less its liabilities as of 06/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing.



Fundrise
Sponsored

Invest in $1.2 billion of real estate

📊 **7.5% annual return in 2024**

📅 Penalty-free, quarterly redemptions*

💰 $10 minimum investment

FUNDRISE
FLAGSHIP FUND

Net value of the fund's assets less its liabilities as of 06/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing.



Fundrise
Sponsored

Invest in $1.2 billion of real estate

📊 **7.5% annual return in 2024**

📅 Penalty-free, quarterly redemptions*

💰 $10 minimum investment

FUNDRISE
FLAGSHIP FUND

Net value of the fund's assets less its liabilities as of 06/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing.











Fundrise
Sponsored
How diversified is your portfolio?
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment
FUNDRISE
FLAGSHIP FUND
Net value of the fund's assets less its liabilities as of 06/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing

Fundrise
Sponsored
How diversified is your portfolio?
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment
FUNDRISE
FLAGSHIP FUND
Net value of the fund's assets less its liabilities as of 06/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing

Fundrise
Sponsored
How diversified is your portfolio?
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment
FUNDRISE
FLAGSHIP FUND
Net value of the fund's assets less its liabilities as of 06/30/25. The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing

Fundrise
Sponsored
How diversified is your portfolio?
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment
FUNDRISE
FLAGSHIP FUND
The annual return of the Fundrise Flagship Fund in 2024 was 7.5%, and 20.24% since inception through 12/31/24. Past performance does not guarantee future results. *Subject to limitations. Please see the Fund's prospectus for details. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read it carefully before investing


Fundrise
Sponsored
No mortgage.
No maintenance.
Just potential returns.
Start investing
with as little as $10
FUNDRISE
FLAGSHIP FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Fundrise
Sponsored
No mortgage.
No maintenance.
Just potential returns.
Start investing
with as little as $10
FUNDRISE
FLAGSHIP FUND


Fundrise
Sponsored
No mortgage.
No maintenance.
Just potential returns.
Start investing
with as little as $10
FUNDRISE
FLAGSHIP FUND


Fundrise
Sponsored
No mortgage.
No maintenance.
Just potential returns.
Start investing
with as little as $10
FUNDRISE
FLAGSHIP FUND



Fundrise
Sponsored
No toilets.
No tenants.
Just potential returns.
Start investing in real estate with as little as $10
FUNDRISE
FLAGSHIP FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.



Fundrise
Sponsored
No toilets.
No tenants.
Just potential returns.
Start investing in real estate with as little as $10
FUNDRISE
FLAGSHIP FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.



Fundrise
Sponsored
No toilets.
No tenants.
Just potential returns.
Start investing in real estate with as little as $10
FUNDRISE
FLAGSHIP FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Fundrise
Sponsored
No toilets.
No tenants.
Just potential returns.
Start investing in real estate
with as little as $10
FUNDRISE
FLAGSHIP FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Fundrise
Sponsored
No toilets.
No tenants.
Just potential returns.
Start investing in real estate
with as little as $10
FUNDRISE
FLAGSHIP FUND


Fundrise
Sponsored
No toilets.
No tenants.
Just potential returns.
Start investing in real estate
with as little as $10
FUNDRISE
FLAGSHIP FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Fundrise
Sponsored
BUILD WEALTH WITHOUT BEING A LANDL*RD
FUNDRISE
FLAGSHIP FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Fundrise
Sponsored
INVEST IN REAL ESTATE WITHOUT BEING A LANDL*RD
FUNDRISE
FLAGSHIP FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Fundrise
Sponsored
OWN REAL ESTATE WITHOUT BEING A LANDL*RD
FUNDRISE
FLAGSHIP FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Fundrise
Sponsored
OWN REAL ESTATE WITHOUT BEING A LANDL*RD
FUNDRISE
FLAGSHIP FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Fundrise
Sponsored
NO TOILETS.
NO TENANTS.
JUST REAL ESTATE.
FUNDRISE
FLAGSHIP FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Fundrise
Sponsored
OWN REAL ESTATE WITHOUT BEING A LANDL*RD
FUNDRISE
FLAGSHIP FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Fundrise
Sponsored
NO TOILETS.
NO TENANTS.
JUST REAL ESTATE.
FUNDRISE
FLAGSHIP FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Fundrise
Sponsored
OWN REAL ESTATE WITHOUT THE HASSLE
FUNDRISE
FLAGSHIP FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Fundrise
Sponsored
INVEST IN REAL ESTATE WITHOUT THE HEADACHES
FUNDRISE
FLAGSHIP FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Fundrise
Sponsored
NO MAINTENANCE REAL ESTATE INVESTING
FUNDRISE
FLAGSHIP FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Fundrise
Sponsored
INVEST IN REAL ESTATE NO DOWN PAYMENT REQUIRED
FUNDRISE
FLAGSHIP FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Fundrise
Sponsored
INVEST IN REAL ESTATE NO DOWN PAYMENT REQUIRED
FUNDRISE
FLAGSHIP FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.


Fundrise
Sponsored
INVEST IN REAL ESTATE NO DOWN PAYMENT REQUIRED
FUNDRISE
FLAGSHIP FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.